UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: January 15, 2004

Second Bancorp Incorporated
(Exact name of registrant as specified in its charter)

Ohio	0-15624	34-1547453
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

108 Main Avenue S.W., Warren, Ohio	44482-1311
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: 330-841-0123

The undersigned Registrant hereby amends its Current Report on Form 8-K filed January 9, 2004, as set forth in the pages attached hereto:

Item 5 — Other Events
Item 7 — Exhibits

Item 5. Other Events

On January 8, 2004, the Company issued the following press release:

Sky Financial Group to Acquire Second Bancorp

January 8, 2004 (Bowling Green, Ohio, NASDAQ: SKYF) Sky Financial Group, Inc. and Second Bancorp Incorporated (Warren, Ohio, NASDAQ: SECD) announced today the execution of a definitive agreement for Sky Financial Group to acquire Second Bancorp and its wholly-owned subsidiaries including Second National Bank. Second National is a $2.1 billion bank that operates 33 full-service branches and six loan production offices in a nine county area of Northeastern Ohio. Sky Financial Group and Second Bancorp anticipate that the transaction will be completed at the end of second quarter of 2004, pending regulatory approvals, the approval of the shareholders of Second Bancorp and completion of other customary closing conditions.

Under the terms of the agreement, shareholders of Second Bancorp will receive 1.26 shares of Sky Financial Group common stock for each share of Second Bancorp. Based on Sky Financial's closing price of $26.23 on January 8, 2004, the transaction represents an exchange value of $33.05 for each common share of Second Bancorp and an aggregate transaction value of $321 million.

The agreement provides for the merger of Second Bancorp into Sky Financial Group, and the subsequent merger of Second National Bank into Sky Bank, Sky Financial Group's commercial banking affiliate. Second Bancorp's insurance affiliate Stouffer-Herzog will be integrated into Sky Insurance some time after the merger is completed.

"Second National is a great company to enhance our existing franchise in eastern Ohio," stated Marty E. Adams, chairman and CEO of Sky. "Not only are their growth and sales strategies very similar to Sky's, but their insurance and wealth management focus complement Sky's client relationship model very well."

Sky has offices in eight of the nine counties in which Second National has a market presence. "The addition of Second National's offices will help increase market share in three of our existing regions and continue our expansion into the Cleveland and Akron/Canton areas," stated Adams.

"We believe that Sky Bank, with its similar business philosophy and corporate culture, is an ideal business partner for Second National Bank. We are excited about this opportunity to join the Sky family and are convinced that Sky's solid reputation and proven capabilities will produce significant benefits for our shareholders, customers and the communities we serve," commented R.L. (Rick) Blossom, Chairman, President and CEO of Second Bancorp.

The merger is expected to be accretive to operating earnings per share in the first full year of operations. Upon completion of the acquisition, on a pro forma basis using September 30, 2003 data, Sky Financial Group will have $14.9 billion in total assets and $10 billion in total deposits, with over 290 financial centers in Ohio, Pennsylvania, West Virginia, Indiana and Michigan.

Second Bancorp was advised by Sandler O' Neill & Partners, L.P. and its legal counsel was Vorys, Sater, Seymour and Pease LLP. Sky Financial's legal counsel was Squire, Sanders & Dempsey L.L.P.

The information in this press release contains forward-looking statements regarding the expected future financial performance and the closing of the announced acquisition that are not historical facts and that involve risks and uncertainties. Actual results and performance could differ materially from those contemplated by these forward-looking statements.

Adams and Kevin Thompson, chief financial officer of Sky Financial Group, will answer questions regarding this acquisition during an overview to financial analysts in a conference call and simultaneous web cast to be held at 10:00 a.m. E.S.T. on January 9, 2004.

Analysts, media and individual investors are invited to participate in the conference call by calling (800) 289-0468 (confirmation code: 312707). R.S.V.P. is not required. The downloadable presentation slides and a web cast of the call can be accessed via the Investor Relations section of the Sky website. Participants are encouraged to call in or sign in at least 15 minutes prior to the scheduled conference call time to reserve a spot or download and install the necessary software. A replay of the call will be available from 7:00 p.m., January 9, until midnight, Wednesday, January 14 by calling (888) 203-1112 (confirmation code: 312707).

About Sky Financial Group, Inc.
Sky Financial Group is a $12.8 billion diversified financial holding company with its headquarters located in Bowling Green, Ohio. Sky's asset size places it among the 50 largest publicly-held bank holding companies in the nation. The company operates over 260 financial centers and over 280 ATMs serving communities in Ohio, Pennsylvania, Michigan, Indiana and West Virginia. Sky's financial service affiliates include: Sky Bank, commercial and retail banking; Sky Trust, an asset management organization; Sky Financial Solutions, specialized healthcare financing; Sky Access, Internet services; and Sky Insurance and Meyer & Eckenrode Insurance Group, retail and commercial insurance agency services. Sky is located on the web at www.skyfi.com.

About Second Bancorp Incorporated
Second Bancorp Incorporated, Warren, Ohio, is a $2.1 billion financial holding company established in 1986 that owns and operates subsidiaries, Second National Bank of Warren and Stouffer-Herzog Insurance Agency, Inc., in a nine-county area of Northeastern Ohio including, among others, the Warren/Youngstown, Cleveland, Akron/Canton, Ashtabula, Medina and Wooster markets.

Item 7. Exhibits

(c) The following exhibit is being furnished herewith:

2 Agreement and Plan of Merger dated as of January 8, 2004 by and between Second Bancorp Incorporated and Sky Financial Group, Inc.

<p style="text-align:center">SIGNATURES</p>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned hereunto duly authorized.

Second Bancorp Incorporated

Date: January 15, 2004   /s/ David L. Kellerman

David L. Kellerman
Chief Financial Officer and Treasurer